SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  November 22, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated November 22, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   November 22, 2011

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – November 22, 2011

Tanzanian Royalty Reports Very Positive Gold Results From

RC Drill Program at Lunguya Project in Lake Victoria Goldfields

Tanzanian Royalty is pleased to announce that it has received extremely positive results from the recently completed Phase 2 Reverse Circulation (RC) drilling program on its Nyamakwenge Prospect, part of the Company’s Lunguya Gold Project in the Lake Victoria Goldfields of Tanzania. The drill program commenced in June 2011 and was completed at the end September.

Company Chairman and Chief Operating Officer, Joseph K. Kahama, describes the results as “among the best and most consistent we have received to date at Lunguya,” noting that “the bar has been set high for a follow-up drilling program that is planned to commence in February or March 2012 at the end of the current rainy season .”

“This certainly has the potential to become a significant new gold discovery, with grade tenors and intercept thicknesses comparable to our flagship Buckreef Project,” he adds.

The Phase 2 drill program consisted of 39 RC holes aggregating 4,145 metres. A total 0f 4,469 RC samples were collected during the program.

The objective of the program was to establish the strike and down-dip continuity of mineralization identified in a wide-spaced 2002 preliminary drill program on the Nyamakwenge reef system on 50m spaced lines. For comparative purposes, the following tables show the significant intersections from both the recent and the previous (2002) drilling programs conducted at the Nyamakwenge Prospect.

The results in the tables are segregated on the basis of drilling method (RC or Diamond Drill), and by zone (Reef 01, Reef 02, Rubble, HW splay). The intersections are estimated to be very close to true thicknesses with all the drill inclinations being -60 degrees and the dip of the reef being -22 degrees. All holes are drilled perpendicular to the assumed strike of the reef(s).

LUNGUYA DD/RC ASSAY HIGHLIGHTS - RECENT PROGRAM
Hole ID	Sample Depth (m)		Width (m)	Assay	Zone
	From	To		Grade (g/t)
LGRC013	34.00	36.00	2.00	2.11	Reef 01
LGRC016	105.00	109.00	4.00	0.70	Reef 01
LGRC017	129.00	139.00	10.00	1.06	Reef 01
LGRC023	120.00	123.00	3.00	0.91	Reef 01
LGRC026	114.00	124.00	10.00	0.83	Reef 01
LGRC028	35.00	38.00	3.00	1.22	Reef 01
LGRC030	86.00	91.00	5.00	2.03	Reef 01
LGRC032	129.00	134.00	5.00	1.95	Reef 01
LGRC038	114.00	120.00	6.00	4.53	Reef 01
LGRC042	117.00	120.00	3.00	0.93	Reef 01
LGRC043	130.00	133.00	3.00	1.76	Reef 01
LGRC017	89.00	92.00	3.00	1.26	Reef 02
LGRC035	118.00	123.00	5.00	1.36	Reef 02
LGRC039	116.00	119.00	3.00	1.14	Reef 02
LGRC040	118.00	124.00	6.00	1.65	Reef 02
LGRC016	47.00	50.00	3.00	0.99	HW splay
LGRC023	58.00	62.00	4.00	2.04	HW splay
LGRC024	43.00	45.00	2.00	1.65	HW splay
LGRC025	83.00	85.00	2.00	1.22	HW splay

DD = Diamond Drilling

RC = Reverse Circulation Drilling

HW = Hanging Wall

LUNGUYA DD/RC ASSAY HIGHLIGHTS - 2002 PROGRAM
Hole ID	Sample Depth (m)		Width (m)	Assay	Zone
	From	To		Grade (g/t)	Reef 01
LGDD-002	74.00	75.50	1.50	1.22	Reef 01
LGDD-003	94.50	97.80	3.30	6.82	Reef 01
LGDD-008	68.50	73.50	5.00	1.21	Reef 01
LGDD-009	91.50	93.00	1.50	1.30	Reef 01
LGDD-010	1.00	3.60	2.60	10.96	Rubble
LGRC-001	78.00	80.00	2.00	2.09	Reef 01
LGRC-003	17.00	22.00	5.00	1.14	Reef 01
LGRC-004	19.00	21.00	2.00	1.26	Reef 01
LGRC-005	20.00	30.00	10.00	1.74	Reef 01
LGRC-006	3.00	6.00	3.00	1.59	Rubble
LGDD-004	29.60	32.00	2.40	2.29	Reef 02
LGDD-006	85.10	88.00	2.90	0.85	Reef 02
LGDD-010	1.00	3.60	2.60	10.96	Rubble
LGDD-010	21.00	24.50	3.50	7.27	Reef 02
LGDD-011	44.10	49.80	5.70	1.43	Reef 02
LGRC-002	21.00	24.00	3.00	4.02	Reef 02

Geology

The gold mineralization at Nyamakwenge is structurally controlled and hosted in quartz-veined sericite-schist shear zones which cut through the granite and basalt. The main mineralization is located in strain zones developed in sheared granite and the overall sulphide content is moderate to low.

Reef 01 is relatively homogeneous in terms of grade distribution and shows consistency along strike and down dip. The reef has a shallow dip to the WNW and an average dip angle of 40°. The average width is 4.33m with an average grade of 1.69g/t over a strike length of approximately 460m. The reef has been drilled to an average depth of 154m and the zone is still open-ended to the NNE. Sectional interpretation indicates possible depth continuity that will definitely warrant further deep drilling.

Reef 02 is located in the hanging wall and dips steeply over 50 degrees near surface but flattens out to approximately 25 degrees at depth. The reef has an average width of 3.25m, an average grade of 1.77g/t, and extends over a strike length of approximate 365m. The reef has been drilled to an average depth of 120m. The zone is still open-ended to the NNE and sectional interpretation indicates possible depth continuity that still warrants further deep drilling. Both zones are displaced by late WNW-ESE trending regional faulting in the southwestern sector of the prospect.

The drilling has also identified two narrow minor reefs that occur as “splays” in the hanging wall. Approximately 500m away from the last drill-hole section, inactive but extensive artisanal workings have been mapped, suggesting the mineralized zones could widen in this area.

Other Targets at Lunguya

Apart from the Nyamakwenge prospect, two more targets, the Kahanda North soil anomaly and the Kalole area remain to be evaluated. The Kahanda North prospect reveals a consistent 1.3km long gold-in-soil anomaly within a favorable NW-SE trend. This trend is similar to that of Barrick’s nearby Bulyanhulu gold mine and adjacent Bulyanhulu south mineralization, the former being one of the largest gold producers in Tanzania. The north-northeast extension of the known mineralization at Nyamakwenge prospect has also been flagged for follow-up work.

Future Plans

Following a detailed evaluation of the Lunguya drill results, the Company’s geological staff are preparing plans for a Phase 3 exploration program at Lunguya subject to the availability of drilling equipment which is at a premium in the Lake Victoria region at the present time. According to James E. Sinclair, President and CEO, “We are looking at every available option to secure equipment at competitive rates, recognizing that building resources in the ground will ultimately secure the Company’s future.”

Analysis

Fire assay with flame AAS finish was conducted by SGS Laboratories in Mwanza. Duplicates and Standards were inserted in the sample stream approximately every 20 samples. The planning, execution and monitoring of quality control programs at the Lunguya Gold project are under the supervision of Mr. Charles Mnguto (P.Geo.) who is the Head of Geology for TRX.

Qualified Person

The Company's Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou is the General Manager (Exploration & Administration) of Tanzanian Royalty Exploration Corporation Limited. He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08).

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.